23002697

OMB APPROVAL
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SEC Mail Processing
MAR 02 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68480

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Atlas Technology Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

530 Lytton Ave., 2nd Floor
(No. and Street)

Palo Alto	CA	94301
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tony Trousset	415-407-9279	tony@atlastechgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Armanino LLP
(Name – if individual, state last, first, and middle name)

12657 Alcosta Blvd., Suite 500	San Ramon	CA	94583
(Address)	(City)	(State)	(Zip Code)

10/20/2003	32
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tony Trousset, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Atlas Technology Group, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached CA Notarial
Language for Public Notary:
Srira Zadmehran
Commission # 2330328

Notary Public

Signature: [signature]

Title:
Managing Member

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GOLDEN GATE
NOTARY & APOSTILLE

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF San Francisco

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2023
Date *Month* *Year*

by Tony Trousset

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

SRIRA ZADMEHRAN
COMM. #2330328
Notary Public - California
Los Angeles County
My Comm. Expires July 12, 2024
NR01

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document:__________

Document Date:__________

Number of Pages:__________

Signer(s) Other Than Named Above:__________

TABLE OF CONTENTS

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Atlas Technology Group
Palo Alto, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Atlas Technology Group LLC as of December 31, 2022, the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Atlas Technology Group LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Atlas Technology Group LLC's management. Our responsibility is to express an opinion on Atlas Technology LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Atlas Technology Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Armanino LLP

Armanino[LLP]
San Francisco, California

We have served as Atlas Technology LLC's auditor since 2019.

March 1, 2023

Atlas Technology Group LLC
Statement of Financial Condition
December 31, 2022

Assets

Cash	$	2,182,957
Accounts receivable, net		751,046
Due from managing member		772,140
Contract costs		133,293
Prepaid expenses and other assets		1,038,834
Furniture and equipment, net		5,485
Total assets	$	4,883,755

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	638,012
Accrued compensation		570,720
Other liabilities		36,107
Total liabilities		1,244,839
Member's equity		3,638,916
Total liabilities and member's equity	$	4,883,755

The accompanying notes are an integral part of these financial statements.

Atlas Technology Group LLC
Notes to the Financial Statements
December 31, 2022

1. ORGANIZATION

Atlas Technology Group LLC (the "Company") was organized as a California limited liability company in November 2009 and operates in San Francisco, California. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company advises public and private companies on mergers, acquisitions, and private placements on a fee basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2022 there were no cash equivalents.

Accounts receivable, net

Accounts receivable represents amounts that are due from clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The allowance for doubtful accounts was $44,049 at December 31, 2022.

Furniture and equipment, net

Furniture and equipment is carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life of the assets of 3 to 7 years. Expenditures for repairs and maintenance which do not extend the useful life of the equipment are charged to expense as incurred.

Revenue recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved, and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Income taxes

The Company, a limited liability company, became an S Corporation for federal and state income tax purposes with an effective date of January 1, 2018. Pursuant to laws pertaining to income taxation of S corporations, no federal income tax is paid by the Company. The income or loss of the Company is reported on the individual tax return of the stockholder of the Company. Accordingly, no provision for income taxes is reflected in the financial statements besides the California state franchise tax.

The California state franchise tax amounted to $285,006 for the year ended December 31, 2022, and is reported as a component of other expenses on the statement of income. The Company is no longer subject to examinations by major jurisdictions for tax years prior to 2017.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Investment banking revenue can be both fixed and variable and can be recognized over time and at a point in time. Engagement fees are typically fixed and recorded at a point when the engagement agreement is executed because customers have gained control over certain materials provided by the Company that satisfy related performance obligations. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion.

Disaggregation of Revenue

The following table presents the Company's revenues separated between type of revenue from contracts with customers for the year ended December 31, 2022:

Revenue from customer contracts	
Success fees	$22,159,757
Engagement fees	1,873,360
Reimbursed expense income	172,083
Total revenue from contracts with customers	$24,205,200

3. REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. There was no unearned income at December 31, 2022.

A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Accounts receivable, net of the estimated allowance for doubtful accounts, totaled $751,046 at December 31, 2022.

Contract Costs

The Company recognizes revenue from customer expense reimbursements on a gross basis and includes this as reimbursement income on the accompanying statement of income. Direct incremental costs to obtain a contract are expensed as incurred and are included in marketing and client development expenses on the statement of income. Direct incremental costs to fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. Capitalized contract costs totaled $133,293 at December 31, 2022.

4. LEASE OBLIGATIONS

The Company rented office space in San Francisco, California under an operating lease that expired on October 31, 2022. With the expiration of the Company's office lease, there is no remaining right of use lease asset or right of use lease liability as of December 31, 2022. The Company relocated to virtual office space in Palo Alto, California, which does not meet the lease criteria under ASC 842.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital not to exceed 15 to 1, both as defined. At December 31, 2022, the Company's net capital was $1,508,311 which exceeded the minimum requirement by $1,425,322. The Company's ratio of aggregate indebtedness to net capital at December 31, 2022 was 0.83 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption from Rule 15c3-3 of the U.S. Securities and Exchange Commission act of 1934, in reliance on Footnote 74 to SEC Release No. 34-70073. The Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. The Company has complied with and met the identified requirements to rely on Footnote 74 of the SEC Release No. 34-70073.

7. RISK CONCENTRATIONS

At December 31, 2022, 43% of accounts receivable was due from one client. At December 31, 2022, the Company held deposits at a financial institution, which were in excess of the applicable federal insurance limits by $1,929,446.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company's financial position or results of operations.

9. RELATED PARTY TRANSACTIONS

At times, the managing member pays for items that are of a personal nature using Company funds. When that happens, the charges become due from the managing member. At December 31, 2022, the amount due to the Company by the managing member totaled $772,140.

10. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit sharing contributions to the plan. During 2022, the Company made no profit-sharing or matching contributions to the plan.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 1, 2023, the date which the financial statements were available to be issued. No subsequent events have occurred, other than as described below, that would have a material impact on the presentation of the Company's financial statements.